UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

	By:	/s/ Kelvin Wing Kee Lau
	Name:	Kelvin Wing Kee Lau
	Title:	Chief Financial Officer

Date: May 18, 2009

EXHIBIT INDEX

Page
Exhibit 99.1 – Press Release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES FIRST QUARTER 2009

UNAUDITED FINANCIAL RESULTS

(Beijing – May 18, 2009) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the first quarter ended March 31, 2009.

First Quarter 2009 Highlights1

•	Total revenues were RMB425.1 million (USD62.2 million), an increase of 1.8% from 4Q08 and 40.2% from 1Q08

•	Gross profit was RMB368.7 million (USD54.0 million), an increase of 0.1% from 4Q08 and 38.8% from 1Q08

•

Operating profit was RMB230.4 million (USD33.7 million), an increase of 54.0% from 4Q08 and 42.6% from 1Q08. Non-GAAP operating profit[2] was RMB245.8 million (USD36.0 million), an increase of 0.4% from 4Q08 and 45.0% from 1Q08

•

Net income was RMB215.4 million (USD31.5 million), an increase of 72.6% from 4Q08 and 36.1% from 1Q08. Non-GAAP net income[2] was RMB230.9 million (USD33.8 million), an increase of 4.9% from 4Q08 and 38.8% from 1Q08

•

Basic and diluted earnings per ADS [3] were RMB4.14 (USD0.61) and RMB3.96 (USD0.58), respectively, as compared to RMB2.22 and RMB2.12, respectively, in 4Q08, and RMB2.83 and RMB2.67, respectively, in 1Q08. Non-GAAP basic and diluted earnings per ADS[2] were RMB4.43 (USD0.65) and RMB4.25 (USD0.62), respectively, as compared to RMB3.91 and RMB3.74, respectively, in 4Q08, and RMB2.97 and RMB2.81, respectively, in 1Q08

•	Rolled out the “Battle Song of the Elves” expansion pack for “Perfect World II” on March 25, 2009

•	Entered into a licensing agreement in January 2009 with HI-WIN Co., Ltd. to license “Pocketpet Journey West” in Korea

•	Launched “Zhu Xian” in Thailand in January 2009 and in Vietnam in February 2009 through Cubinet Interactive(s) Pte. Ltd.

•	Launched “Pocketpet Journey West” under the name “Ether Saga Online” in North America in March 2009 through the Company’s wholly owned U.S. subsidiary, Perfect World Entertainment Inc.

[1]

The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that are actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the Federal Reserve Board certified exchange rate on March 31, 2009, which was RMB6.8329 to USD1.00. The percentages stated are calculated based on RMB.

[2]

As used in this press release, non-GAAP operating profit, non-GAAP net income and non-GAAP earnings per ADS are defined to exclude share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008 (which was recorded only in 4Q08) from operating profit, net income and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[3]	Each ADS represents five ordinary shares.

•

Completed the acquisition of InterServ subsidiaries with research and development capabilities located in Shanghai and Chengdu for a total consideration of approximately USD23.2 million in February 2009

“We are pleased to announce our first quarter results,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “We were faced with what we believed to be several operating challenges, such as the initial stages of the implementation of our fine-tuned strategy and the effects of the ongoing global economic slowdown. However, our strong execution and effective in-game promotions helped us exceed our previous expectations for the quarter.”

“Diversification continues to be our key to mitigating the risks of relying on a single game. Just a few weeks ago, we successfully launched our first 2.5D MMORPG, ‘Battle of the Immortals,’ which helped to further diversify our rich portfolio. We have a strong pipeline of in-house developed MMORPGs for 2009 and beyond. We also obtained the license of ‘Torchlight,’ an action-MMORPG that is being developed by Runic Games, Inc. (“Runic Games”), to further enhance our pipeline. With our extensive MMORPG development experience and strong marketing and operating capabilities, we aim to create a ‘global title’ through our collaboration with Runic Games.”

“As a part of our stated strategy, we continuously monitor the market for strategic acquisitions and alliance opportunities. I’m pleased to announce that we recently made a minority investment of RMB15 million in Chengdu Ye Net Science and Technology Development Co., Ltd. (“Ye Net”), a web game developer and operator. Ye Net has a record of success in the emerging web game business and has promising growth potential. I believe this strategic investment will complement our core business. It will also help us grow our online community and generate synergies with our existing business. Meanwhile, we will leverage our broad marketing channels and resources to boost Ye Net’s development in this up-and-coming market.”

“I’m also pleased to announce that we recently invested an aggregate of RMB70 million in Beijing Perfect World Cultural Communication Co., Ltd. (“PW Cultural”) to increase this company’s registered capital and increase our effective equity stake to 89%. After obtaining majority control of this media and entertainment company, we believe we now have more flexibility in terms of content generation and co-promotion. As the entertainment industry develops in China, such investment will allow us to capture the growth of the broader entertainment industry, while creating synergies with our core business.”

“We will continue to execute our corporate strategy of enhancing the sustainability of our business by devoting further resources to longer-term projects. We think the steps we have taken over the past few months have already given us a good start, and our deep and well planned pipeline will allow us to roll out the newest games at a consistent pace, which should help continue to drive the strong growth of our Company.”

First Quarter 2009 Financial Results

Total Revenues

Total revenues were RMB425.1 million (USD62.2 million) in 1Q09, an increase of 1.8%, or RMB7.3 million, from RMB417.8 million in 4Q08 and an increase of 40.2%, or RMB122.0 million, from RMB303.2 million in 1Q08.

Online game operation revenues were RMB377.2 million (USD55.2 million) in 1Q09, an increase of 4.0%, or RMB14.6 million, from RMB362.6 million in 4Q08 and an increase of 42.6%, or RMB112.7 million, from RMB264.5 million in 1Q08. Despite undergoing the transitional period to implement the fine-tuned strategy and facing the adverse seasonality factors, the Company managed to deliver sequential growth in online game operation revenues through a series of successful marketing activities and in-game promotions.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 615,000 in 1Q09, as compared to 690,000 in 4Q08 and 660,000 in 1Q08. The active paying customers (APC) for games operated in mainland China under the item-based revenue model was approximately 1,464,000 in 1Q09, as compared to 1,546,000 in 4Q08 and 1,701,000 in 1Q08. The average revenue per active paying customer (ARPU) for games operated in mainland China under the item-based revenue model was RMB244 in 1Q09, an increase of 8.4%, or RMB19, from RMB225 in 4Q08 and an increase of 61.6%, or RMB93, from RMB151 in 1Q08. The increase in ARPU from 4Q08 was mainly due to a series of successful promotions. The decrease in ACU and APC from 4Q08 was mainly due to negative seasonality factors and the underperformance of a newly launched game. The decrease in ACU and APC from 1Q08 was mainly due to more aggressive anti-cheating efforts.

Overseas licensing revenues were RMB48.0 million (USD7.0 million) in 1Q09, a decrease of 13.1%, or RMB7.2 million, from RMB55.2 million in 4Q08 and an increase of 24.0%, or RMB9.3 million, from RMB38.7 million in 1Q08. The decrease from 4Q08 was mainly due to a decrease in initial license fees.

Cost of Revenues

The cost of revenues was RMB56.4 million (USD8.3 million) in 1Q09, an increase of 14.4%, or RMB7.1 million, from RMB49.3 million in 4Q08 and an increase of 50.3%, or RMB18.9 million, from RMB37.5 million in 1Q08. The increase from 4Q08 was mainly due to an increase in staff costs.

Gross Profit and Gross Margin

Gross profit was RMB368.7 million (USD54.0 million) in 1Q09, an increase of 0.1%, or RMB0.2 million, from RMB368.5 million in 4Q08, and an increase of 38.8%, or RMB103.1 million, from RMB265.6 million in 1Q08. Gross margin was 86.7% in 1Q09, as compared to 88.2% in 4Q08 and 87.6% in 1Q08.

Operating Expenses

Operating expenses were RMB138.3 million (USD20.2 million) in 1Q09, a decrease of 36.8%, or RMB80.6 million, from RMB218.9 million in 4Q08, and an increase of 33.0%, or RMB34.3 million, from RMB104.0 million in 1Q08. The decrease from 4Q08 in operating expenses was mainly attributed to a decrease in R&D expenses and sales and marketing expenses.

R&D expenses decreased by 54.7%, or RMB68.9 million, from RMB125.9 million in 4Q08 to RMB57.0 million (USD8.3 million) in 1Q09. The decrease from 4Q08 was primarily due to the non-recurring charge of approximately RMB78.4 million resulting from the October 2008 InterServ acquisition that was recorded in 4Q08.

Sales and marketing expenses decreased by 13.1%, or RMB7.7 million, from RMB58.6 million in 4Q08 to RMB50.9 million (USD7.5 million) in 1Q09. This was primarily attributable to a reduction in advertising and promotional expenses associated with a more effective marketing strategy.

Operating Profit

Operating profit was RMB230.4 million (USD33.7 million) in 1Q09, an increase of 54.0%, or RMB80.8 million, from RMB149.5 million in 4Q08, and an increase of 42.6%, or RMB68.8 million, from RMB161.6 million in 1Q08. Non-GAAP operating profit was RMB245.8 million (USD36.0 million) in 1Q09, an increase of 0.4%, or RMB1.1 million, from RMB244.7 million in 4Q08, and an increase of 45.0%, or RMB76.3 million, from RMB169.5 million in 1Q08.

Income Tax Expense

Income tax expense was RMB19.9 million (USD2.9 million) in 1Q09, as compared to RMB33.6 million in 4Q08 and RMB5.6 million in 1Q08. Income tax expense in 1Q09 was composed of three components. A withholding tax of RMB6.7 million (USD1.0 million) on overseas licensing revenues was recorded in 1Q09. A withholding tax of 5%, or RMB7.9 million (USD1.2 million), on earnings made in 1Q09 from Beijing Perfect World Software Co., Ltd. (“PW Software”), the Company’s wholly-owned subsidiary, was accrued, as all undistributed earnings are presumed to be transferred to the parent company under U.S. GAAP and are subject to withholding tax. Beijing Perfect World Network Technology Co., Ltd. (“PW Network”), the Company’s controlled entity, started to enjoy a 50% tax deduction starting from 2009, as such, an RMB5.4 million (USD0.8 million) income tax was prepaid in 1Q09.

Net Income

Net income was RMB215.4 million (USD31.5 million) in 1Q09, an increase of 72.6%, or RMB90.6 million, from RMB124.8 million in 4Q08, and an increase of 36.1%, or RMB57.1 million, from RMB158.4 million in 1Q08. Non-GAAP net income was RMB230.9 million (USD33.8 million) in 1Q09, an increase of 4.9%, or RMB10.9 million, from RMB220.0 million in 4Q08, and an increase of 38.8%, or RMB64.6 million, from RMB166.3 million in 1Q08.

Basic and diluted earnings per ADS were RMB4.14 (USD0.61) and RMB3.96 (USD0.58), respectively, in 1Q09, as compared to RMB2.22 and RMB2.12, respectively, in 4Q08, and RMB2.83 and RMB2.67, respectively, in 1Q08. Non-GAAP basic and diluted earnings per ADS were RMB4.43 (USD0.65) and RMB4.25 (USD0.62), respectively, in 1Q09, as compared to RMB3.91 and RMB3.74, respectively, in 4Q08, and RMB2.97 and RMB2.81, respectively, in 1Q08.

Cash and Cash Equivalents

As of March 31, 2009, the Company had RMB986.4 million (USD144.4 million) of cash and cash equivalents, as compared to RMB1.3 billion as of December 31, 2008. The decrease was mainly due to the payment to SB Asia Investment Fund II, L.P. (“SAIF”) and an affiliate of SAIF in January 2009 for the repurchase of the Company’s Class A ordinary shares, and to a lesser extent, the payment for the repurchase of the Company’s ADSs from the open market, partially offset by the net cash inflow generated from the Company’s online game operations.

Restricted Cash

As of March 31, 2009, the Company had RMB15.0 million (USD2.2 million) of restricted cash, as compared to RMB150.4 million as of December 31, 2008. The decrease was mainly because a total of approximately USD22.0 million related to the acquisition of InterServ’s subsidiaries was paid to InterServ from the escrow account upon the completion of the acquisition in February 2009. The balance of restricted cash as of March 31, 2009 is related to the strategic investment in Ye Net. RMB15.0 million related to this investment had been deposited into an escrow account and recorded as restricted cash as of March 31, 2009.

Recent Developments

Open Beta Testing for “Battle of the Immortals”

The Company launched open beta testing for “Battle of the Immortals,” a 2.5D mysterious adventure MMORPG on April 2, 2009.

New Expansion Pack

The Company rolled out “Hot Dance Party 3.0 – Baby Plan” expansion pack for “Hot Dance Party” on April 7, 2009.

New Overseas Launches

The Company launched “Hot Dance Party” in Malaysia and Singapore through Cubinet Interactive(s) Pte. Ltd. in April 2009.

Closed Beta Testing for “Zhu Xian” in North America

The Company scheduled to launch closed beta testing for “Zhu Xian” in North America under the name “Jade Dynasty” through its wholly owned U.S. subsidiary on May 26, 2009.

Publishing Agreement with Runic Games, Inc.

The Company entered into a publishing agreement with Runic Games, a specialized developer of PC-based entertainment software in the United States, for the exclusive license to publish, throughout the world, “Torchlight,” an action-MMORPG that’s being developed.

Leveraging Runic Games professionals’ expertise in designing high-quality games and Perfect World’s extensive R&D and operation experience with MMORPGs, “Torchlight” is expected to cater to the tastes of both Western and Eastern players and further diversify the Company’s portfolio.

Investment in Chengdu Ye Net Science and Technology Development Co., Ltd.

Chengdu Perfect World Network Technology Co., Ltd. (“Chengdu PW Network”), an entity controlled by the Company, made an RMB15.0 million strategic investment in Ye Net and took a minority stake. Chengdu PW Network will have an option to acquire an additional stake.

Ye Net is a web game developer and operator, and has successfully developed a large platform for web games. Presently, Ye Net is operating a number of classical web games, including “Wizard,” “The Heroines” and “Guns and Roses.”

The Company will leverage its broad marketing channels and resources to support Ye Net, while growing the online community and creating synergies with its existing operations.

Investment in Beijing Perfect World Cultural Communication Co., Ltd.

PW Network, an entity controlled by the Company, invested an aggregate of RMB70.0 million in PW Cultural, a media and entertainment company, to acquire additional equity in and increase the registered capital of PW Cultural. Following the completion of the transaction, PW Network holds 89% equity in PW Cultural.

Such investment in PW Cultural provides the Company with enhanced control and greater flexibility over content generation and co-promotion. It is also expected to allow the Company to capture the growth of the broader entertainment industry, while creating synergies with the core business.

ADS and Share Repurchases

In October 2008, the Company’s Board authorized an ADS repurchase program to repurchase up to USD100 million of the Company’s ADSs from October 2008 to October 2009. As of May 17, 2009, the Company had repurchased an aggregate of 1,683,192 ADSs on the open market.

In addition to and separate from the above ADS repurchase program, in January 2009, the Company completed a repurchase of 18,750,000 shares of the Company’s Class A ordinary shares for approximately USD56.6 million from SAIF and an affiliate of SAIF.

Additional Updates on the Preliminary Results for the Fourth Quarter of 2008 and for the Fiscal Year of 2008

The Company’s announcement on March 2, 2009 for its preliminary results for the fourth quarter of 2008 and for fiscal year of 2008 included a disclosure on commitment in connection with the agreement that the Company entered into in December 2008 to repurchase a total of 18,750,000 shares of the Company’s Class A ordinary shares for approximately USD56.6 million from SAIF and an affiliate of SAIF. The agreement was not accounted for as liability and equity on the unaudited consolidated financial statements for the fourth quarter of 2008 and for the fiscal year of 2008. After further review of the agreement and relevant supporting documents, the Company has recently determined that in accordance with US GAAP, the agreement should be treated similar to an executed treasure-stock purchase contract after the agreement was signed by all the parties thereto on December 29, 2008 without closing conditions that cannot be met by relevant parties. Accordingly, the unaudited consolidated financial statements as of and for the three months ended December 31, 2008 have been adjusted to give effect to the agreement as a repurchase of 18,750,000 shares of the Company’s Class A ordinary shares from SAIF and an affiliate of SAIF as of December 29, 2008. As a result, basic and diluted earnings per ADS of the Company for 4Q08 were RMB2.22 and RMB2.12, respectively, as compared to RMB2.21 and RMB2.12, respectively, disclosed in our prior earnings release on March 2, 2009.

Business Outlook

Based on the Company’s current operations, total revenues for the second quarter of 2009 are expected to be between RMB417 million and RMB434 million, representing a decline of 2% to an increase of 2% compared to the first quarter of 2009. This takes into consideration the additional revenue contribution from the newly launched “Battle of the Immortals.” However, in order to lengthen the life cycle of the Company’s existing games to maintain sustainable growth, the Company decided to decelerate some of the in-game promotions and monetization activities in the second quarter to further nurture the games and grow user base.

In addition, the Company has incurred and expects to continue to incur additional operating expenses in the second quarter of 2009, including increase in operating expenses in connection with the integration of the newly acquired InterServ subsidiaries and marketing expenses in connection with the launch of “Battle of the Immortals,” which will put pressure on operating margin and net margin for the second quarter.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income and non-GAAP earnings per ADS by excluding share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008 (which was recorded only in 4Q08) from operating profit, net income and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and access the Company’s core operating results, as they exclude certain expenses that are (i) not expected to result in cash payments or (ii) non-recurring in nature. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge and a non-recurring charge related to the InterServ acquisition in October 2008 in our reconciliations to the GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 8:00 a.m. Eastern Daylight Time (EDT) (8:00 p.m., Beijing time) on Monday, May 18, 2009.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	1-866-519-4004
- International Dial-in Number:	+65-6735-7955
- Mainland China Toll Free Number:	10-800-819-0121
- Hong Kong Toll Free Number:	80-093-3053
- U.K. Toll Free Number:	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Daylight Time, May 25, 2009.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number:	1-866-214-5335
- International Dial-in Number:	+61-2-8235-5000
Conference ID: 7973 (PWRD)

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games that are designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West” and “Battle of the Immortals;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operation in North America. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of May 18, 2009, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: rhu@christensenir.com

Perfect World Co., Ltd.

Unaudited Consolidated Balance Sheets

	December 31,	March 31,	March 31,
	2008	2009	2009
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,333,075,731	986,442,407	144,366,580
Restricted cash	150,361,200	15,000,000	2,195,261
Short-term investments	50,000,000	90,000,000	13,171,567
Accounts receivable	38,822,355	57,699,369	8,444,346
Prepayment and other assets	36,269,524	43,629,315	6,385,183
Deferred tax assets	1,734,207	1,895,307	277,380

Total current assets	1,610,263,017	1,194,666,398	174,840,317

Non current assets
Equity investments	22,559,975	21,934,930	3,210,193
Property, equipment, and software, net	169,399,817	178,525,653	26,127,362
Construction in progress	714,083,386	715,716,646	104,745,664
Intangible assets, net	26,188,873	63,535,931	9,298,531
Goodwill	—	110,606,000	16,187,270
Prepayments and other assets	18,702,700	20,607,443	3,015,915
Deferred tax assets	1,090,526	977,337	143,034

Total assets	2,562,288,294	2,306,570,338	337,568,286

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	13,629,262	55,333,818	8,098,147
Advances from customers	78,388,312	76,054,541	11,130,639
Salary and welfare payable	61,907,164	37,351,728	5,466,453
Taxes payable	20,771,786	56,712,054	8,299,851
Accrued expenses and other liabilities	24,813,169	30,757,690	4,501,411
Share repurchase liability	386,648,554	—	—
Deferred revenues	223,352,994	248,534,097	36,373,150
Deferred tax liabilities	26,000,000	7,860,908	1,150,450
Deferred government grants	620,000	620,000	90,737

Total current liabilities	836,131,241	513,224,836	75,110,838
Deferred revenues	32,554,670	33,751,751	4,939,594
Other long-term payable	28,000,000	—	—

Total liabilities	896,685,911	546,976,587	80,050,432

Commitments

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 72,385,480 Class A ordinary shares issued and outstanding, 210,350,565 Class B ordinary shares issued and 210,147,840 Class B ordinary shares outstanding as of December 31, 2008; 10,000,000,000 shares authorized, 51,921,193 Class A ordinary shares issued and outstanding, 203,764,842 Class B ordinary shares issued and outstanding as of March 31, 2009)	223,481	202,986	29,707
Additional paid-in capital	1,177,967,483	665,527,755	97,400,482
Treasury stock	(391,224,203)	—	—
Statutory reserves	94,945,533	94,945,533	13,895,349
Accumulated other comprehensive loss	(65,577,655)	(65,795,319)	(9,629,194)
Retained earnings	849,267,744	1,064,712,796	155,821,510

Total Shareholders’ Equity	1,665,602,383	1,759,593,751	257,517,854

Total Liabilities and Shareholders’ Equity	2,562,288,294	2,306,570,338	337,568,286

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2008	2008	2009	2009
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	264,480,379	362,597,634	377,173,678	55,199,648
Overseas licensing revenues	38,680,078	55,205,269	47,968,592	7,020,239

Total revenues	303,160,457	417,802,903	425,142,270	62,219,887
Cost of revenues	(37,541,866)	(49,344,155)	(56,442,843)	(8,260,452)

Gross profit	265,618,591	368,458,748	368,699,427	53,959,435
Operating expenses
Research and development expenses	(23,418,800)	(125,870,657)	(56,958,268)	(8,335,885)
Sales and marketing expenses	(60,666,589)	(58,622,311)	(50,924,583)	(7,452,851)
General and administrative expenses	(19,943,688)	(34,416,638)	(30,438,140)	(4,454,644)

Total operating expenses	(104,029,077)	(218,909,606)	(138,320,991)	(20,243,380)

Operating profit	161,589,514	149,549,142	230,378,436	33,716,055

Other income / (expenses)
Investment loss	—	(468,736)	(625,045)	(91,476)
Interest income	11,647,866	7,915,676	3,274,619	479,243
Others, net	(9,236,970)	1,430,694	2,359,971	345,384

Total other income, net	2,410,896	8,877,634	5,009,545	733,151

Profit before tax	164,000,410	158,426,776	235,387,981	34,449,206
Income tax expense	(5,646,822)	(33,617,364)	(19,942,929)	(2,918,663)

Net income	158,353,588	124,809,412	215,445,052	31,530,543

Net earnings per share, basic	0.57	0.44	0.83	0.12
Net earnings per share, diluted	0.53	0.42	0.79	0.12
Net earnings per ADS, basic	2.83	2.22	4.14	0.61
Net earnings per ADS, diluted	2.67	2.12	3.96	0.58

Shares used in calculating basic net earnings per share	279,610,748	281,427,327	260,412,419	260,412,419
Shares used in calculating diluted net earnings per share	296,103,511	293,724,147	271,768,450	271,768,450

Total share-based compensation cost included in:
Cost of revenues	(388,707)	(1,082,339)	(1,079,899)	(158,044)
Research and development expenses	(2,840,305)	(8,472,731)	(6,976,521)	(1,021,019)
Sales and marketing expenses	(729,651)	(1,496,651)	(1,595,196)	(233,458)
General and administrative expenses	(3,956,386)	(5,717,413)	(5,766,248)	(843,895)

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Cash Flows

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2008	2008	2009	2009
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income	158,353,588	124,809,412	215,445,052	31,530,543
Adjustments for:
Share-based compensation cost	7,915,049	16,769,134	15,417,864	2,256,416
Depreciation and amortization expense	4,304,116	6,670,886	9,370,560	1,371,388
In-process research and development acquired from InterServ	—	78,417,506	—	—
Exchange loss / (gain)	10,345,689	(114,698)	49,792	7,287
Investment loss	—	468,736	625,045	91,476
Loss from disposal of property, equipment, and software	—	176,354	67,569	9,889
Changes in assets and liabilities:
Accounts receivable	(1,268,558)	(4,485,757)	(19,038,659)	(2,786,321)
Current prepayments and other assets	(2,070,147)	2,129,563	(6,622,458)	(969,202)
Deferred tax assets	(26,987)	(569,103)	(75,319)	(11,023)
Non-current prepayments and other assets	(1,589,347)	(16,217,564)	1,050,366	153,722
Accounts payable	13,281,828	5,912,994	11,651,065	1,705,142
Advances from customers	66,227,911	2,280,085	(2,690,605)	(393,772)
Salary and welfare payable	(13,992,464)	18,314,010	(25,700,751)	(3,761,324)
Taxes payable	2,733,489	632,322	35,855,955	5,247,546
Accrued expenses and other liabilities	6,410,124	(4,410,129)	5,868,313	858,832
Deferred revenues	45,138,179	23,553,120	26,784,532	3,919,936
Deferred tax liabilities	—	26,000,000	(18,139,092)	(2,654,670)
Deferred government grants	—	(980,000)	—	—

Net cash provided by operating activities	295,762,470	279,356,871	249,919,229	36,575,865

Cash flows from investing activities:
Purchase of property, equipment, and software	(166,168,554)	(18,767,278)	(14,221,383)	(2,081,310)
Purchase of intangible assets	—	(1,351,351)	—	—
Cash paid for the assets acquired from InterServ	—	(102,852,002)	—	—
(Increase) / decrease of restricted cash	—	(150,361,200)	135,361,200	19,810,212
Purchase of short-term investments	—	—	(40,000,000)	(5,854,030)
Cash paid for business acquisitions, net of cash acquired	—	—	(154,554,000)	(22,619,093)

Net cash used in investing activities	(166,168,554)	(273,331,831)	(73,414,183)	(10,744,221)

Cash flows from financing activities:
Proceeds from exercises of share options	790,616	1,393,628	334,433	48,945
Repurchase of Company shares	—	(4,575,649)	(523,583,215)	(76,626,793)

Net cash provided by / (used in) financing activities	790,616	(3,182,021)	(523,248,782)	(76,577,848)

Effect of exchange rate changes on cash and cash equivalents	(38,362,024)	424,155	110,412	16,159

Net increase / (decrease) in cash	92,022,508	3,267,174	(346,633,324)	(50,730,045)

Cash and cash equivalents, beginning of the period	1,496,032,993	1,329,808,557	1,333,075,731	195,096,625

Cash and cash equivalents, end of the period	1,588,055,501	1,333,075,731	986,442,407	144,366,580

Supplemental schedule of non-cash financing activities:

Share repurchase from SAIF	—	(386,648,554)	—	—

Supplemental disclosures of cash flow information:

Cash paid during the period for income taxes	(5,508,722)	(7,814,467)	(2,575,784)	(376,968)

Perfect World Co., Ltd.

Reconciliation of unaudited GAAP and Non-GAAP Results

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2008	2008	2009	2009
	RMB	RMB	RMB	USD
GAAP operating profit	161,589,514	149,549,142	230,378,436	33,716,055
Share based compensation charge	7,915,049	16,769,134	15,417,864	2,256,416
Non-recurring charge related to the InterServ acquisition in October 2008	—	78,417,506	—	—

Non-GAAP operating profit	169,504,563	244,735,782	245,796,300	35,972,471

GAAP net income	158,353,588	124,809,412	215,445,052	31,530,543
Share based compensation charge	7,915,049	16,769,134	15,417,864	2,256,416
Non-recurring charge related to the InterServ acquisition in October 2008	—	78,417,506	—	—

Non-GAAP net income	166,268,637	219,996,052	230,862,916	33,786,959

GAAP net earnings per ADS
- Basic	2.83	2.22	4.14	0.61
- Diluted	2.67	2.12	3.96	0.58

Non-GAAP net earnings per ADS
- Basic	2.97	3.91	4.43	0.65
- Diluted	2.81	3.74	4.25	0.62

ADSs used in calculating net earnings per ADS
- Basic	55,922,150	56,285,465	52,082,484	52,082,484
- Diluted	59,220,702	58,744,829	54,353,690	54,353,690